

Mail Stop 3233

July 20, 2016

Via E-mail
Ms. Jennifer Holmes
Chief Accounting Officer
Urban Edge Properties
888 Seventh Avenue,
New York, NY 10019

Re: Urban Edge Properties
Form 10-K for the fiscal year ended December 31, 2015
Filed February 19, 2016
File No. 001-36523

Dear Ms. Holmes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Balance Sheets, page 41

1.   Please tell us what consideration you gave to ASC 480-10-S99-3A when classifying the entire amount of LTIP units issued as permanent equity, given that the number of outstanding LTIP units exceeds the number of authorized common shares as of December 31, 2015.

Note 9. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis, page 56

2.   We note your disclosure on pages 35 and 54 that during 2013 your Montehiedra property experienced financial difficulties, resulting in a substantial decline in operating cash flows and a troubled debt restructuring of the related loan. Please tell us in detail how

you evaluated the carrying value of this property for impairment for each of the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities